Exhibit 3.1

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK OF

COLLECTIVE AUDIENCE, INC.

Collective audience, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (the "Board") at a meeting duly convened and held on March 28, 2025, at which a quorum was present and voting throughout, pursuant to the authority conferred upon the Board by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"):

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of the Corporation, the Board of Directors hereby establishes a series of Preferred Stock, par value $1’000.00 per share, of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

1. DESIGNATION AND AMOUNT

The shares of such series shall be designated as "Series A Preferred Stock" (the "Series A Preferred") and the authorized number of shares constituting such series shall be 10’000’000 shares. Such number of shares may be decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, warrants, convertible or exchangeable securities or other rights to acquire shares of Series A Preferred. The Series A Preferred shall be in registered form only and no physical shares shall be issued.

2. DIVIDEND RIGHTS

(a) Dividend Rate. The holders of the outstanding shares of Series A Preferred shall be entitled to receive, when, as, and if declared by the Board of Directors, out of funds or assets legally available therefor, cumulative dividends at the annual rate of eighteen percent (18%) per annum of the Original Issue Price (as defined below), calculated on the basis of a 360-day year consisting of twelve 30-day months and shall accrue on a daily basis from the date of issuance of such Series A Preferred, whether or not declared. The "Original Issue Price" shall mean $1’000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, recapitalization, or other similar event affecting such shares.

b) Form of Payment; Payment-in-Kind (PIK) Dividends and Asset Distributions. At the Corporation's option, dividends on the Series A Preferred may be paid in (i) cash, (ii) by issuing additional fully paid and non-assessable shares of Series A Preferred ("PIK Dividends"), (iii) by distributing to holdersof the Series A Preferred Share assets or property of the Corporation ("Asset Dividends"), or (iv) any combination of cash, PIK Dividends, and Asset Dividends.

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i) PIK Dividends. If the Corporation elects to pay dividends in the form of PIK Dividends, the number of shares of Series A Preferred to be issued in payment of such dividend shall be equal to (x) the amount of the dividend per share divided by (y) the Original Issue Price. PIK Dividends shall be treated as additional shares of Series A Preferred for all purposes of this Certificate of Designation, including the payment of dividends, liquidation preferences, redemption rights, and voting rights. Fractional shares of Series A Preferred issued as PIK Dividends shall be rounded to the nearest one-hundredth (1/100th) of a share.

ii) Asset Dividends. If the Corporation elects to pay dividends in the form of Asset Dividends, the following provisions shall apply:

A)	Asset Valuation. The Board of Directors shall determine, in good faith, the fair market value of any assets or property to be distributed as an Asset Dividend. For publicly traded securities, the fair market value shall be the average of the closing prices of such securities over the ten (10) trading days immediately preceding the declaration of the dividend. For all other assets, the Board of Directors may engage, but is not obligated to engage, one or more independent appraisers to assist in determining the fair market value.
B)	Asset Dividend Amount. The amount of the dividend satisfied by an Asset Dividend shall be the fair market value of the distributed assets or property as determined pursuant to Section 2(b)(ii)(A) above.
C)	Partial Asset Dividends. The Corporation may pay a portion of any declared dividend as an Asset Dividend, with the remainder paid in cash, PIK Dividends, or a combination thereof.
D)	Distribution Mechanics. Asset Dividends shall be distributed pro rata to the holders of Series A Preferred based on the number of shares held. If the assets or property to be distributed cannot be divided among holders without creating fractional interests, the Corporation may, at its option, (i) distribute the assets or property to holders who would receive complete units, and make a PIK Dividend declaration to other such holders, or make a cash payment to other such holders, in lieu of any fractional interests they would otherwise be entitled to receive, or (ii) sell such assets or property and distribute the net proceeds to all holders in accordance with their pro rata interests.
E)	Tax Consequences. The Corporation shall provide holders with information necessary for tax reporting purposes in connection with any Asset Dividend, including a good faith estimate of the fair market value of the distributed assets and any applicable tax basis information, within thirty (30) days following the distribution.
F)	Restrictions. Notwithstanding anything to the contrary herein, the Corporation shall not distribute, without express written consent, as an Asset Dividend (i) any asset subject to a lien, restriction on transfer, or other encumbrance that would materially impair the holder's ability to realize the full value of such asset, (ii) any asset that would require the holder to assume any liability or obligation (other than tax obligations associated with the receipt of the distribution), or (iii) any asset that would require registration under securities laws in order for the holder to freely transfer such asset, unless such registration is completed prior to the distribution.

(c) Election of Dividend Form. The Corporation shall provide written notice to the holders of Series A Preferred of its intention to pay all or a portion of any dividend in the form of PIK Dividends or Asset Dividends at least three (3) business days prior to the applicable dividend payment date. Such notice shall specify (i) the portion of the dividend to be paid in cash, PIK Dividends, and/or Asset Dividends, (ii) in the case of Asset Dividends, a description of the assets or property to be distributed and the Board of Directors' good faith determination of the fair market value thereof, and (iii) any other material terms of the dividend payment. The failure to provide such notice shall not affect the validity of any dividend payment, but the Corporation shall not issue a PIK Dividend or Asset Dividend without providing advance notice as required herein.

(d) Priority. Such dividends (whether paid in cash, in PIK Dividends, or as an Asset Distribution) shall be payable in preference and priority to any dividend on any Common Stock, par value $0.01 per share, of the Corporation (the "Common Stock") and shall be cumulative, so that, if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid, the deficiency shall be fully paid or declared and set apart for payment, but without interest, before any dividend shall be declared or paid or set apart for payment on the Common Stock.

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(e) No Common Share Dividend. The Corporation shall not declare or pay any dividend on the Common Stock (whether payable in cash, securities, or other property), without the written consent of holders of a majority of Series A Preferred Shares then issued and outstanding. If the Series S Preferred Shareholders consent to a Common Share dividend, the Corporation shall simultaneously declare and pay to the holders of the Series A Preferred a dividend equal to the dividend that would have been payable to such holders if all outstanding shares of Series A Preferred had been converted into Common Stock at a conversion rate of 50’000 shares of Common Stock for each share of Series A Preferred immediately prior to the record date for such Common Share dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividend are to be determined, and irrespective of the number of Authorised Common Shares.

(f) Compounding of PIK Dividends. Any PIK Dividends issued shall thereafter accrue and accumulate dividends at the rate specified in Section 2(a) as if they had been issued on the date the underlying shares of Series A Preferred were issued. For purposes of calculating the accrual of dividends on any share of Series A Preferred issued as a PIK Dividend, such share shall be deemed to have been outstanding as of the applicable dividend payment date for which it was issued.

(h) Dividend Accrual and Payment Schedule. Dividends on the Series A Preferred shall accrue daily and shall be cumulative from the Original Issue Date, whether or not declared by the Board of Directors. Accrued dividends shall be payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, unless otherwise declared by the Corporation’s Board of Directors, (each, a "Dividend Payment Date"), commencing on the first such date following the Original Issue Date. If a Dividend Payment Date is not a business day, the applicable dividend shall be paid on the next business day without any adjustment for additional dividends. Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be ten (10) calendar days after the Dividend Payment Date as determined by the Board of Directors. Dividend accruals shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(i) PIK Election. The Corporation shall provide written notice to the holders of Series A Preferred of its intention to pay all or a portion of any dividend in the form of PIK Dividends at least three (3) business days prior to the applicable dividend payment date. The failure to provide such notice shall not affect the validity of any PIK Dividend, but the Corporation shall not issue a PIK Dividend without providing advance notice as required herein.

3. LIQUIDATION PREFERENCE

(a) Preference on Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Deemed Liquidation Event (as defined below) (collectively, a "Liquidation Event"), the holders of Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets, funds, or proceeds available for distribution of the Corporation ("Available Proceeds") to the holders of Common Stock or any other class or series of capital stock ranking junior to the Series A Preferred upon liquidation, by reason of their ownership thereof, an amount per share equal to the Original Issue Price multiplied by 10.0, plus all accrued but unpaid dividends thereon (including, for the avoidance of doubt, any dividends that would be payable in the form of PIK Dividends if such dividends had been declared and paid at the time of such Liquidation Event) (the "Liquidation Preference").

(b) Insufficient Assets. If upon the occurrence of a Liquidation Event, the Available Proceeds shall be insufficient to permit the payment to holders of the Series A Preferred of the full preferential amounts described in Section 3(a), then the entire Available Proceeds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred in proportion to the full preferential amount that each such holder would otherwise be entitled to receive pursuant to Section 3(a).

(c) Remaining Assets. After payment has been made to the holders of the Series A Preferred of the full amounts to which they are entitled as provided in Section 3(a) and Section 3(b), the remaining Available Proceeds, if any, shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

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(d) Deemed Liquidation Events.

i) Definition. For purposes of this Section 3, a Liquidation Event shall be deemed to occur upon (A) a merger or consolidation in which (I) the Corporation is a constituent party or (II) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation. In the event of any such merger or consolidation, the proceeds payable to holders of Series A Preferred shall be determined in accordance with the liquidation preferences set forth in Section 3(a) and shall not involve any conversion of Series A Preferred to Common Stock; (B) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or (C) the transfer, in a single transaction or series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold a majority of the outstanding voting stock of the Corporation (or of the surviving or acquiring entity) (each event described in clauses (A) through (C), a "Deemed Liquidation Event").

ii) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity, as determined at the sole discretion of the Corporation’s Board of Directors. If the amount deemed paid or distributed under this Section 3(d)(ii) is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined in good faith by the Board of Directors; provided, however, that the following shall apply:

A)	For securities not subject to investment letters or other similar restrictions on free marketability: 1) if traded on a national securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities over the 10-day period ending three days prior to the closing; 2) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 10-day period ending three days prior to the closing; and 3) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith in the sole discretion of the Board of Directors.

B)	The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 3(d)(ii)(A)(1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith in the sole discretion of the Board of Directors.

iii) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the definitive agreement for such transaction shall provide that (A) the portion of such consideration that is not Additional Consideration (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a), 3(b), and 3(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (B) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a), 3(b), and 3(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 3(d)(iii), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

iv) Notice and Procedural Requirements. In the event of a Deemed Liquidation Event, the Corporation shall give each holder of record of Series A Preferred written notice of such impending transaction not later than three (3) days prior to the stockholders' meeting called to approve such transaction, or five (5) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the terms of the transaction. The transaction shall in no event be consummated until at least five (5) days after the Corporation has given the first notice provided for herein and shall in no event be consummated without the Corporation complying with its obligations under this Section 3(d)(iv).

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4. VOTING RIGHTS

(a) General Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred shall be entitled to 10 votes per share of Series A Preferred held. Except as provided by law or by the other provisions of the Certificate of Incorporation, as amended by this Certificate of Designation, holders of Series A Preferred shall vote together with the holders of Common Stock as a single class.

(b) Protective Provisions. So long as at least 1’000 shares of Series A Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred;

ii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

iii) amend this Certificate of Designation to make the Series A Preferred convertible into any other securities;

iv) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred in respect of any such right, preference, or privilege, or reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred in respect of any such right, preference or privilege;

v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (A) redemptions of or dividends or distributions on the Series A Preferred as expressly authorized herein, (B) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (C) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (D) as approved by the Board of Directors, including the approval of at least one director designated by the holders of Series A Preferred pursuant to the Voting Agreement (as defined in the Purchase Agreement), if any (a "Series A Director");

vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $50’000.00 unless such debt security has received the prior approval of the Board of Directors, including the approval of at 50% of the Series A Preferred;

vii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

viii) increase or decrease the authorized number of directors constituting the Board of Directors;

ix) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; or

x) alter, amend, modify, or waive any provision of any agreement or contract between the Corporation and a founder, director, officer, or holder of shares of Series A Preferred of the Corporation.

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5. NON-CONVERTIBILITY

The Series A Preferred Stock shall not be convertible into Common Stock or any other class or series of the Corporation's capital stock, and the holders of Series A Preferred Stock shall have no right to convert their shares into any other form of securities of the Corporation.

6. REDEMPTION

(a) Optional Redemption at the Election of the Corporation. At any time and from time to time after the fifth (5th) anniversary of the Original Issue Date, the Corporation, at its option, may redeem all or any portion of the outstanding shares of Series A Preferred by paying in cash an amount per share equal to the Original Issue Price, plus all accrued but unpaid dividends thereon (including, for the avoidance of doubt, any dividends that would be payable in the form of PIK Dividends or Asset Dividends if such dividends had been declared and paid at the time of such redemption) (the "Redemption Price").

(b) Optional Redemption at the Election of the Holders. At any time and from time to time after the fifth (5th) anniversary of the Original Issue Date, the holder of any share of Series A Preferred, at its option, may require the Corporation to redeem such share by paying in cash an amount per share equal to the Redemption Price.

(c) Notice of Redemption. The Corporation shall send written notice of any redemption pursuant to Section 6(a) (the "Redemption Notice") to each holder of record of Series A Preferred not less than thirty (30) days prior to the date on which such redemption is to be made. Each Redemption Notice shall state: (i) the number of shares of Series A Preferred to be redeemed; (ii) the date on which such redemption shall be made (the "Redemption Date"); and(iii) the Redemption Price.

7. MISCELLANEOUS

(a) Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

(b) Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred set forth herein may be waived on behalf of all holders of Series A Preferred by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred then outstanding.

(c) Severability. If any right, preference or limitation of the Series A Preferred set forth in this Certificate of Designation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designation which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

(d) Status of Redeemed or Repurchased Stock. Shares of Series A Preferred that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be retired and canceled promptly after the acquisition thereof and, upon retirement of such shares in accordance with the provisions of the Certificate of Incorporation, shall have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Corporation be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation, except as otherwise provided in the Certificate of Incorporation.

(e) No Maturity Date. The shares of Series A Preferred shall be perpetual and shall have no maturity date.

(f) Headings. The headings of the sections, subsections, clauses and subclauses of this Certificate of Designation are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

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8. CLOSING PROVISIONS

(a) Enforceability. If any term, provision, covenant or restriction of this Certificate of Designation is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Certificate of Designation shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the holders of at least a majority of the shares of Series A Preferred then outstanding, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series A Preferred.

(c) Notices. Except as otherwise expressly provided herein, all notices referred to herein shall be in writing and shall be delivered personally, by registered or certified mail, return receipt requested, postage prepaid, by facsimile transmission or by courier service at the address of such holder appearing on the books of the Corporation, or if no such address appears or is given, at the principal office of the Corporation. All notices shall be deemed to have been given (i) upon actual delivery, if delivered personally, (ii) three (3) business days after being sent, if sent by registered or certified mail, (iii) upon confirmation of receipt, if sent by facsimile (followed by delivery of an original), or (iv) one (1) business day after being sent, if sent by courier.

(d) Interpretation. When a reference is made in this Certificate of Designation to Sections, such reference shall be to a Section of this Certificate of Designation unless otherwise indicated. The headings contained in this Certificate of Designation are for reference purposes only and shall not affect in any way the meaning or interpretation of this Certificate of Designation. Whenever the words "include," "includes" or "including" are used in this Certificate of Designation, they shall be deemed to be followed by the words "without limitation."

(e) Governing Law. This Certificate of Designation shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

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IN WITNESS WHEREOF, Collective Audience, Inc. has caused this Certificate of Designation of Series A Preferred Stock to be signed, and the Series A Preferred Stock to issued as per the below.

COLLECTIVE AUDIENCE, INC.

By: ________________________

Name:

Title:

Date:

HOLDER:

By: ________________________

Name:

Title:

Date:

Number of Series A Preferred Shares Held (Spelled out and in number):

__________________________________________________________________________

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